SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 1, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4648A	August 1, 2008
2.	Regulatory News Service Notice	3253A	July 31, 2008
3.	Regulatory News Service Notice	9625Z	July 28, 2008


08004124





Elementis plc Email Alert
<emailalert@hemscottbusiness.co.uk>
08/01/2008 07:12 AM

To eleanor.besserman@el
cc
bcc
Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Blocklisting Interim Review

RNS Number : 4648A
Elementis PLC
01 August 2008

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 February 2008 to 31 July 2008

4. Balance under scheme from previous return

6,218,567

5. Number of shares issued / allotted under scheme during period:

17,246

6. Balance under scheme not yet issued / allotted at end of period

6,201,321

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

447,715,187

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 February 2008 to 31 July 2008

4. Balance under scheme from previous return

2,123,937

5. Number of shares issued / allotted under scheme during period:

18,219

6. Balance under scheme not yet issued / allotted at end of period

2,105,718

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

447,715,187

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,

London W1S 4BL
020 7408 9300
Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 February 2008 to 31 July 2008

4. Balance under scheme from previous return

915,179

5. Number of shares issued / allotted under scheme during period:

366,235

6. Balance under scheme not yet issued / allotted at end of period

548,944

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007
700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

447,715,187

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc
BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 February 2008 to 31 July 2008

4. Balance under scheme from previous return

2,674,633

5. Number of shares issued / allotted under scheme during period:

884,073

6. Balance under scheme not yet issued / allotted at end of period

1,790,560

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007
1,700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

447,715,187

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

END

BLRPBMBTMMMMBJP

SEC File No. 82-34751



Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>
07/31/2008 10:02 AM

To eleanor.besserman@ele.
cc
bcc
Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Total Voting Rights

RNS Number : 3253A
Elementis PLC
31 July 2008

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,715,187 ordinary shares of 5p each at 31 July 2008. The Company
holds no such ordinary shares as treasury shares.

The above figure (447,715,187) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency
Rules.

Wai Wong
Company Secretary
020 7408 9303

END

TVRFKDKBKBKDFON

SEC File No. 82-34751

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Interim Results
Released	07:00 28-Jul-08
Number	9625Z07

RNS Number : 9625Z
Elementis PLC
28 July 2008

28 July 2008

ELEMENTIS plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

Elementis plc, a Global Specialty Chemicals Company, announces its results for the six months ended 30 June 2008.

HIGHLIGHTS

- Continuing operations:
    - Operating profit up 41 per cent.
        - Improved earnings in both Specialty Products and Chromium.
        - Operating margin improved to 15.1 per cent (2007: 13.1 per cent).
    - Revenue up 22 per cent (16 per cent excluding currency effects).
- Earnings per share up 24 per cent.
- Dividend up 15 per cent to 1.5p.
- Deuchem acquisition completed in July 2008.

Financial Summary

	2008	2007
Revenue*	**£186.9m**	£153.0m
Operating profit*	**£28.3m**	£20.1m
Profit before tax*	**£26.8m**	£17.2m
Diluted earnings per share	**5.2p**	4.2p
Dividend to shareholders	**1.5p**	1.3p

* from continuing operations

Commenting on the results, Group Chief Executive, David Dutro said:

"We are very pleased to report further progress in the Group's operating results, which has been delivered through management's comprehensive programme of performance improvement.

In Specialty Products sales improved by 10 per cent over the previous period and margins were maintained at over 20 per cent driven by the relentless focus of the businesses on excellent technical service and meeting our customers' needs. In addition we are continuing to enhance the quality of the business through geographic growth, where the Deuchem acquisition will create a major step change, and by accelerating growth in complementary markets such as consumer products where volumes increased by 19 per cent in the first half of the year.

In Chromium the strategic action we took in 2006 to improve the sustainability of the business, combined with management's focus on higher quality sales and operating efficiency, have allowed us to leverage the current positive market dynamics to enhance earnings.

Going forward, while we will remain appropriately cautious given the current economic environment, we nevertheless expect to continue to make progress for the balance of the year. During the second half, the Specialty Products business will be engaged in the successful integration of the Deuchem acquisition."

- Ends -

Enquiries

Elementis plc — Tel: +44 (0) 20 7408 9300
David Dutro, Group Chief Executive

Brian Taylorson, Finance Director

Financial Dynamics — Tel: +44 (0) 20 7831 3113
Andrew Dowler

Greg Quine

Chairman's Statement

I am pleased to report that Elementis has made excellent progress in the first half of 2008. The Group's first half results demonstrate a further improvement in operating performance and are a reflection of management's continued success in converting the potential of our businesses into sustained earnings growth. In addition the Group has made another significant step in its stated strategy to preferentially grow the Specialty Products business by acquiring Deuchem in July 2008 for £43 million. Deuchem is a Taiwan based additives company with the majority of its sales and manufacturing in China and will create a solid platform for growth in the Asia Pacific region. The Group has also been successful in acquiring a majority stake in an organoclay facility in China for £2.6 million and this is expected to create an early opportunity to leverage the commercial capabilities of Deuchem in the region by maximising sales from the facility.

Results

Results from continuing operations showed a strong improvement in the first six months of 2008 compared to the same period last year. Operating profit from continuing operations improved by 41 per cent to £28.3 million on sales that were up 22 per cent, and operating margins improved by two percentage points to 15.1 per cent. Profit before tax on the same basis increased by 56 per cent to £26.8 million. Diluted earnings per share were 5.2 pence compared to 4.2 pence in the previous period.

Balance Sheet

The Group's balance sheet continues to be strong with net debt at June 30, 2008 of £17.8 million and a gearing ratio of 7 per cent, compared to 29 per cent at the same time last year. Following the two Asian acquisitions made in July, the Group continues to have sufficient financial flexibility to progress its strategy.

Interim dividend

The Board is declaring an interim dividend of 1.5p per share which will be paid on 10 October 2008 to shareholders on the register on 12 September 2008. The Board intends to progress dividend payments as earnings performance permits.

The Board

As announced at the time of the Annual General Meeting, Ken Minton stepped down from the Board in April and I am pleased that Andrew Christie has agreed to join us as a non-executive director from August this year. Andrew brings a wealth of experience to the Board both as a successful investment banker and from having extensive experience of doing business in the Asia Pacific region, and will therefore be a welcome addition.

Health, Safety and Environment

I am happy to report that our activities in this important area of our business have continued to be of a high standard during the first half of 2008, with no significant incidents reported by any of our businesses.

Current trading and outlook

Going forward, while we will remain appropriately cautious given the current economic environment, we nevertheless expect to continue to make progress in the second half of the year. During the second half, one of our primary objectives will be the successful integration of the Deuchem acquisition and the recently acquired organoclay facility in China.

Robert Beeston
Chairman
28 July 2008

Business review

Chief Executive's Report

We are pleased to report on the continued strong operating performance of the Group, as well as solid strategic progress, in a period characterised by a challenging inflationary environment. We have used our cash flow, as we said we would, to repay debt and invest in the growth of our Specialty Products business. Our results belie the current negative market sentiment and speak to the resiliency of our uniquely advantaged assets.

The Chromium business aims to offer its customers competitively priced quality products, combined with good customer service and strong technical support. It has the largest market share in the chromium chemical industry and operates from modern, well invested facilities. Elementis Chromium's strategy is centred on reducing our sensitivity to cyclical fluctuations and consistently delivering more predictable and therefore higher quality earnings and cash flow. In practice, reducing volatility means utilising currency hedging programs, locking in energy costs when appropriate and negotiating robust contracts for key raw materials, plus of course a best in class commercial team with good pricing discipline. In addition a key component of our strategy is to improve margins by aggressively migrating from the more commoditised merchant dichromate market to the higher value chrome chemical derivatives, such as chrome oxide, liquid chrome sulphate and chromic acid. These derivatives are used in a wide range of markets and geographies, many of which are proving to be very strong. For example we supply chrome oxide that is sold into the chrome metal market, which supplies alloys for retrofitting more fuel efficient jet engines and electrical generator turbines that are in high demand in regions such as South Africa and China where there is a shortage of electricity supply. Liquid chrome sulphate sales into leather treatment and chromic acid sales into timber treatment applications are also experiencing impressive demand. Chromium's second half order book looks good and supply demand fundamentals suggest continued pricing resilience which will offset input cost inflation.

Elementis Specialty Products provides solutions to our customers' problems through superior technical service, application support and technically advanced products. Specialty Products' strategy is centred on three key objectives:

- Increase the rate of sales growth without compromising margins.
- Achieve volume growth from new product development and a wider geographical focus.
- Enhance margins through improved productivity, procurement, supply chain efficiencies and optimised product mix.

We constantly benchmark our performance and strategic progress against these three objectives, and are proud of the progress to date and confident in our Specialty Products team's ability to continue to deliver superior margins. Innovation and new product development are critical components of the Specialty Products growth strategy. The recently launched colourant viscosity stabilizer line (CVS) is in various levels of evaluation and fine tuning at over twenty five major coating producers, and is anticipated to deliver material value to the Group within the next 18 months. The oil field technical group continues to successfully develop and launch next generation products for the challenging deep water and high temperature oil drilling environments.

The acquisition of Deuchem, a Taiwan based additives company, was closed on July 1, 2008 and represents a step change in our ability to drive profitable growth in the Asia Pacific region. Deuchem has established an excellent reputation and an impressive Asia Pacific infrastructure over the past thirty years. The combination of Deuchem's commercial team, technical organisation and manufacturing facilities with the Elementis Asia Pacific organisation provides an enviable platform from which to drive growth. The

opportunity to sell the Elementis product range by utilising the well established Deuchem route to market is very exciting, particularly with our newly acquired organoclay capacity in China. As a result of the acquisition of Deuchem we now have many more potentially interesting technologies.

The Deuchem acquisition and Chinese organoclay joint venture are just the latest steps in creating a solid portfolio in Specialty Products that has product breadth, global scale, strong safety and environmental performance, sustainable competitive advantage and a disciplined operating culture. Our diversity in terms of geography, technologies, markets and customers is clearly a benefit in a dynamic and challenging global market place.

While we have made good progress in the first half there is still more work and opportunity ahead, and we move forward with confidence in our ability to execute our strategy and create shareholder value.

Finance Report

Revenue for the six months ended 30 June	Revenue 2007 £million	Effect of exchange rates £million	Increase/ (decrease) 2008 £million	**Revenue 2008 £million**
Specialty Products	74.2	4.5	2.8	**81.5**
Surfactants	24.5	3.2	(2.1)	**25.6**
Chromium	57.2	0.8	21.8	**79.8**
Inter-segment	(2.9)	-	2.9	**-**
Continuing operations	153.0	8.5	25.4	**186.9**
Pigments	44.7	-	(44.7)	**-**
	197.7	8.5	(19.3)	**186.9**

Operating profit for the six months ended 30 June	**2008 £million**	2007 £million
Specialty Products	**16.6**	15.3
Surfactants	**0.5**	0.5
Chromium	**13.9**	7.5
Central costs	**(2.7)**	(3.2)
Continuing operations	**28.3**	20.1
Pigments	**-**	2.7
	28.3	22.8

Group results

Group revenue from continuing operations was £186.9 million compared to £153.0 million in the same period last year, which is an increase of 22 per cent, or 16 per cent on a constant currency basis. All three businesses reported an increase in revenue, and pricing also improved in each business compared to the previous year. Overall sales volumes improved by 1 per cent but were negatively impacted by the product optimisation programme in Surfactants where low margin sales are being eliminated. Excluding this programme sales volumes improved by 5 per cent.

Group operating profit from continuing operations increased by 41 per cent to £28.3 million in the first half of 2008 (2007: £20.1 million) with both Specialty Products and Chromium showing significant improvements over the previous period. Increases in pricing and volumes made positive contributions to operating profit, more than compensating for input cost inflation. Group energy costs increased by 43 per cent on average versus the previous period and raw material inflation was also a significant factor, particularly in Chromium. The Group has continued with its programme of hedging major currencies in 2008 and, as a result, currency movements had no material impact on operating profit in the period.

Specialty Products
Revenue in Specialty Products for the first half of 2008 was £81.5 million versus £74.2 million in the same period last year, an increase of 10 per cent or 4 per cent on a constant currency basis. Sales to the coatings market represent the largest component of revenue in Specialty Products (approximately 71 per cent) and coatings volumes in Europe and Asia were each higher than the previous period as management continued to leverage the robust market positions and customer relationships that are a key strength of the business. This largely compensated for lower sales volumes in North America where there has been a gradual decline in coatings demand, in particular for architectural paint, due to the housing slow down in that region. In other market segments consumer sales volumes increased by 19 per cent due to generally strong demand in the personal care market, and construction sales made good progress in Asia. Although sales volumes to the oilfield sector have recently benefitted from increased drilling activity as a result of higher energy prices, they were lower in the current period due to a downturn in drilling activity in the North Sea. Average prices were higher than the previous period and more than compensated for relatively modest inflation in raw materials and other input costs.

Operating profit for the first half of 2008 was 9 per cent higher than the previous period at £16.6 million. Improvement in revenue was the primary driver of the increase, while overall inflation in raw materials and other input costs were approximately 5 per cent. The fact that the business owns the source of a key raw material, Hectorite, and had entered into a number of fixed price contracts for energy towards the end of 2007 helped to moderate the overall rate of input cost inflation. Fixed manufacturing costs were around 13 per cent higher than the previous period due to increased spending to debottleneck certain production lines and to support the reliability and performance of production facilities. Currency movements had no material impact on operating profit due to the Group's hedging programme. Operating margins were maintained at just over 20 per cent.

Chromium
Chromium revenue for the first half of 2008 was £79.8 million compared to £57.2 million in the same period last year, which is an increase of 40 per cent. Sales volumes improved by 7 per cent over the previous year as improvements in plant productivity enabled the business to sell more higher margin products, such as chromic acid and chrome oxide, into a global market where supply demand balances have recently been more favourable due to robust demand in most market segments. Management's strategy of focussing more of the business in the higher margin segments was responsible for sales volumes in North America being somewhat lower than the previous year, but higher in Europe and Asia, as product was preferentially sold into segments such as metal alloys where demand in Europe and Asia has been particularly strong. This strategy also contributed to selling price increases keeping pace with inflation in input costs. Currency movements increased sales by 1 per cent, mostly due to the strengthening of the euro.

Operating profit for the first half of 2008 was £13.9 million compared to £7.5 million in the same period last year. Higher sales volumes contributed approximately £1.7 million to operating profit while the operating margin improved due to a combination of a higher quality sales mix and selling price adjustments to offset increases in raw materials and energy. Fixed costs increased by approximately £2.4 million year on year due to additional plant maintenance and running costs during a period of high operating rates, plus a one

time cost of £1.1 million was incurred in the period as part of the anticipated closure of certain residue areas at the UK facility. Currency movements had no material impact on operating profit due to the Group's hedging programme.

Surfactants

Surfactants revenue for the first half of 2008 was £25.6 million compared to £24.5 million in the same period last year, which is an increase of 4 per cent. Currency movements were a significant factor in the reported increase because the majority of surfactant sales are invoiced in euros, and the euro was on average 12 per cent stronger against sterling versus the same period last year. Otherwise sales volumes were 14 per cent lower than the previous period as management continued to implement its strategy of focussing on higher margin sales and exiting business that does not meet its return threshold. By concentrating on the higher quality business management was better able to sustain margins and offset inflation in raw materials, many of which are petrochemical based.

Operating profit was £0.5 million in the current period, which is the same as in the prior period. Improvements in pricing as well as in the overall mix of products compensated for raw material price inflation, and management also maintained a tight control over fixed costs.

Central costs

Central costs are costs that are not identifiable as expenses of a particular business and comprise of expenditures of the Board of Directors and the corporate office. In the first half of 2008 central costs were £2.7 million compared to £3.2 million in the previous period, with the current period benefitting from a one time gain on the sale of legacy land in the UK of £0.3 million.

Net finance costs

Net finance costs were £1.4 million lower than for the previous period at £1.5 million as cash received from the sale of the Pigments business reduced average borrowings in the period. Interest cover, the ratio of operating profit before exceptional items to interest on net borrowings, was 13.7 times (2007: 5.2 times).

Taxation

The Group's tax charge on profit before exceptional items was 13.8 per cent (2007: 5.0 per cent). This is lower than the standard rate for UK corporation tax primarily because the Group benefits from certain tax credits in the US and from the availability of losses in the UK. The tax rate has increased over the comparable period for 2007 because full provision for deferred taxation now exists within the US sub-group following the disposal of the Pigments division in August 2007.

Earnings per share

Basic and diluted earnings per share increased by 24 per cent to 5.2 pence (2007: 4.2 pence) in the period. For continuing operations, taking account of the disposal of the Pigments business in 2007, both basic and diluted earnings per share increased by 41 per cent from 3.7 pence in 2007.

Cash flow

Cash flow is summarised below:

	30 June 2008 £million	30 June 2007 £million
Earnings before interest, tax, exceptionals,		
depreciation and amortisation (Ebitda)	**33.8**	29.9
Change in working capital	**(21.1)**	(2.7)
Pension	**(3.7)**	(1.5)

Interest and tax	**(0.7)**	(4.8)
Restructuring	**-**	(1.0)
Other	**0.2**	1.6
Capital expenditure	**(4.4)**	(3.2)
	4.1	18.3
Distribution to shareholders	**(6.2)**	(5.3)
Currency fluctuations	**0.5**	1.9
	(1.6)	14.9
Net borrowings at start of period	**(16.2)**	(100.6)
Net borrowings at end of period	**(17.8)**	(85.7)

Net borrowings increased by £1.6 million to £17.8 million in the period to 30 June 2008. EBITDA increased by 13 per cent over the comparative period due to higher operating profit, generating an additional £3.9 million of cash. There was a cash outflow from working capital movements in the first half of 2008 of £21.1 million compared to £2.7 million in the same period last year. The outflow in the current period was more typical of the seasonal cash flows experienced by the business as increases in working capital in the first half of the year to meet seasonal demand in the coatings market are then reversed in the second half. In 2007 this pattern was positively impacted by short term changes in suppliers' payments which did not occur in the current period. In addition the significant increase in sales during the current period, particularly within the Chromium business, caused approximately £3.6 million of cash to be temporarily invested in working capital and this is expected to reverse in the second half of the year. Capital expenditure of £4.4 million (2007: £3.2 million) has increased over last year as the Group continues to invest in additional capacity and plant reliability projects. Contributions to pension schemes increased by £2.2 million in the current period due to a new funding agreement reached with the trustees of the UK pension scheme during the second half of 2007, while cash spent on interest and tax was lower due to lower levels of debt and tax credits received in the current period.

Balance sheet

	30 June 2008 £million	30 June 2007 £million
Tangible fixed assets	96.3	96.9
Other net assets	168.9	199.1
	265.2	296.0
Equity	247.4	210.3
Net borrowings	17.8	85.7
	265.2	296.0
Gearing1	7%	29%

1 the ratio of net borrowings to equity plus net borrowings

Within net assets, inventory days increased by 8 days to 89 days as inventory levels returned to more normal levels to support customer service performance targets following a period of relatively low levels in

June 2007. Debtor days were 53 and creditor days 59 as of June 2008, both marginally higher than the same time last year but with the net impact of these movements resulting in no material increase in working capital. The disposal of the Pigments division, whose assets and liabilities were classified as 'held for sale' last year, led to a significant reduction in net assets and net debt.

The main sterling currency exchange rates in the period were:

	2008 30 June	**2008 Average**	2007 30 June	2007 Average
US dollar	**1.99**	**1.99**	2.01	1.97
Euro	**1.26**	**1.30**	1.49	1.48

The majority of the Group's assets are denominated in US dollars. Elementis uses dollar and euro borrowings to mitigate the currency translation exposure on its assets denominated in foreign currencies, subject to the provisions of IAS 39 in respect of hedge accounting. Profits of overseas operations are translated at average rates in each period and in the first half of 2008, the average US dollar rate has weakened by 1 per cent and the average euro rate strengthened by 12 per cent against sterling. Forward contracts taken out in 2007 have reduced the impact of the stronger euro on the reported results in the period ended 30 June 2008. Currency hedging losses of £2.4 million (2007: £2.1 million gain) have been allocated to the businesses for segmental reporting and included within administrative expenses in the consolidated income statement.

Principal risks and uncertainties
The Group seeks to conduct its business activities in a responsible way that maximises profit while avoiding or reducing significant risks that can lead to financial loss, harm to reputation or business failure. Accordingly, the Group has a process in place for identifying, evaluating and managing significant risks faced by the Group. Details of these risks, which could impact the second half of the year, can be found in the 2007 Annual report and accounts.

Interim dividend
An interim dividend of 1.5p per share will be paid on 10 October 2008 to shareholders on the register on 12 September 2008.

Directors' responsibility statements
The directors confirm that to the best of their knowledge:

- The condensed set of financial statements set-out in this half yearly report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

- The interim management report contained in the Business Review in this half yearly report includes a fair review of the information required by:

    - DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of the important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

    - DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period;

and any changes in related party transactions described on the 2007 Annual report and accounts that could have a material effect on the financial position or performance of the entity during the first six months of the current financial year.

Approved by the Board on 28 July 2008 and signed on its behalf by:

David Dutro
Chief Executive Officer
28 July 2008

Brian Taylorson
Finance Director
28 July 2008

Consolidated income statement
for the six months ended 30 June 2008

	Note	**2008 Six months ended 30 June £million**	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Continuing operations				
Revenue	3	**186.9**	153.0	299.8
Cost of sales		**(120.8)**	(101.5)	(199.3)
Gross profit		**66.1**	51.5	100.5
Distribution costs		**(21.2)**	(20.5)	(39.2)
Administrative expenses		**(16.6)**	(10.9)	(20.8)
Operating profit before exceptional items		**28.3**	20.1	38.1
Exceptional items		**-**	-	2.4
Operating profit	3	**28.3**	20.1	40.5
Finance income	4	**0.5**	1.2	2.7
Finance costs	5	**(2.0)**	(4.1)	(7.0)
Profit before tax and exceptional items		**26.8**	17.2	33.8
Exceptional items		**-**	-	2.4
Profit before income tax	3	**26.8**	17.2	36.2
Tax	8	**(3.7)**	(0.9)	(2.5)
Profit from continuing operations		**23.1**	16.3	33.7
Discontinued operation				
Post tax profit from discontinued operation	7	**-**	2.3	14.4
Profit for the period		**23.1**	18.6	48.1

Attributable to:

Equity holders of the parent		**23.1**	18.6	48.0
Minority interests		**-**	-	0.1
		23.1	18.6	48.1
Earnings per share				
From continuing and discontinued operations				
Basic (pence)	9	**5.2**	4.2	10.9
Diluted (pence)	9	**5.2**	4.2	10.8
From continuing operations				
Basic (pence)	9	**5.2**	3.7	7.6
Diluted (pence)	9	**5.2**	3.7	7.5

Consolidated statement of recognised income and expense for the six months ended 30 June 2008

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Exchange differences on translation of foreign operations	**2.3**	(2.5)	-
Actuarial gain on pension and other post retirement schemes	**-**	-	0.8
Deferred tax associated with pension and other post retirement schemes	**-**	-	(2.4)
Loss on cash flow hedges	**(0.6)**	(1.3)	(4.6)
Net income/(expense) recognised in equity	**1.7**	(3.8)	(6.2)
Profit for the period	**23.1**	18.6	48.1
Total recognised income and expense for the period	**24.8**	14.8	41.9
Attributable to:	**24.8**	14.8	41.8
Equity holders of the parent			
Minority interests	**-**	-	0.1
	24.8	14.8	41.9

Consolidated balance sheet at 30 June 2008

	Note	**2008 30 June £million**	2007 30 June £million	2007 31 December £million
Non-current assets				
Goodwill and other intangible assets		**148.4**	146.6	147.9
Property, plant and equipment		**96.3**	96.9	96.4

	Note			
Interests in associates and other investments		**0.1**	0.6	0.1
Deferred tax assets		-	6.4	-
Total non-current assets		**244.8**	250.5	244.4
Current assets				
Inventories		**58.9**	47.2	49.4
Trade and other receivables		**70.1**	55.1	52.9
Derivatives		-	2.0	-
Cash and cash equivalents		**57.3**	17.4	8.4
Current assets		**186.3**	121.7	110.7
Non-current assets classified as held for sale	7	-	64.9	-
Total current assets		**186.3**	186.6	110.7
Total assets		**431.1**	437.1	355.1
Current liabilities				
Bank overdrafts and loans		-	(0.7)	-
Trade and other payables		**(55.3)**	(51.5)	(51.4)
Derivatives		**(3.3)**	-	(2.0)
Current tax liabilities		**(6.3)**	(2.4)	(3.6)
Provisions		**(0.1)**	(1.6)	(0.2)
Current liabilities		**(65.0)**	(56.2)	(57.2)
Liabilities associated with non-current assets classified as held for sale	7	-	(14.5)	-
Total current liabilities		**(65.0)**	(70.7)	(57.2)
Non-current liabilities				
Loans and borrowings		**(75.1)**	(102.4)	(24.6)
Retirement benefit obligations		**(17.9)**	(34.3)	(21.5)
Deferred tax liabilities		**(6.3)**	-	(3.4)
Provisions		**(17.8)**	(16.3)	(16.3)
Government grants		**(1.4)**	(1.5)	(1.5)
Total non-current liabilities		**(118.5)**	(154.5)	(67.3)
Total liabilities		**(183.5)**	(225.2)	(124.5)

Net assets		**247.6**	211.9	230.6
Equity				
Share capital		**22.4**	22.2	22.3
Share premium		**5.6**	5.0	5.2
Other reserves		**68.5**	67.8	66.4
Retained earnings		**150.9**	115.3	136.0
Equity attributable to equity holders of the parent	12	**247.4**	210.3	229.9
Minority equity interests		**0.2**	1.6	0.7
Total equity and reserves		**247.6**	211.9	230.6

Consolidated cash flow statement
for the six months ended 30 June 2008

	2008 Six months ended 30 June £million	2007 Six months Ended 30 June £million	2007 Year ended 31 December £million
Operating activities:			
Profit for the period	**23.1**	18.6	48.1
Adjustments for:			
Investment income	**(0.5)**	(1.2)	(2.7)
Finance costs	**2.0**	4.4	7.0
Tax	**3.7**	1.0	2.5
Depreciation and amortisation	**5.5**	7.1	12.4
Increase/(decrease) in provisions	**1.0**	-	(0.3)
Pension contributions net of current service cost	**(3.7)**	(1.5)	(10.7)
Share based payments	**0.4**	0.5	0.9
Exceptional items	**-**	-	(12.5)
Cash flow in respect of exceptional items	**-**	(1.0)	(1.6)
Operating cash flows before movements in working capital	**31.5**	27.9	43.1
(Increase)/decrease in inventories	**(8.8)**	1.1	(0.5)
Increase in trade and other receivables	**(15.9)**	(4.7)	(1.2)
Increase in trade and other payables	**3.6**	0.9	1.9
Cash generated by operations	**10.4**	25.2	43.3
Income taxes received/(paid)	**0.9**	(1.2)	(1.2)
Interest paid	**(1.6)**	(3.6)	(7.0)
Net cash flow from operating activities	**9.7**	20.4	35.1
Investing activities:			
Interest received	**0.6**	0.1	0.6
Purchase of property, plant and equipment	**(4.4)**	(3.2)	(8.9)
Proceeds from sale of property, plant and	**0.2**	0.1	0.4

equipment			
Acquisition of business	**(0.5)**	(0.6)	(0.5)
Other investments	**-**	-	1.1
Disposal of businesses	**-**	0.5	60.6
Net cash (used in)/from investing activities	**(4.1)**	(3.1)	53.3
Financing activities:			
Issue of shares	**0.5**	1.6	1.8
Purchase of own shares	**(2.0)**	(0.6)	(2.6)
Dividends paid	**(6.2)**	(5.3)	(11.1)
Increase/(decrease) in borrowings repayable after one year	**50.7**	(9.9)	(82.5)
Net cash from/(used in) financing activities	**43.0**	(14.2)	(94.4)
Net increase/(decrease) in cash and cash equivalents	**48.6**	3.1	(6.0)
Cash and cash equivalents at beginning of period	**8.4**	13.8	13.8
Foreign exchange on cash and cash equivalents	**0.3**	(0.2)	0.6
Cash and cash equivalents at end of period	**57.3**	16.7	8.4

Notes to the interim financial statements for the six months ended 30 June 2008

1 General Information
Elementis plc ('the Company) and its subsidiaries (together, 'the Group') manufactures specialty chemicals. The Group has operations in the US, UK, the Netherlands and China. The Company is a limited liability company incorporated and domiciled in England, UK and has its primary listing on the London Stock Exchange.

This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2007.

The comparative figures for the financial year ended 31 December 2007 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Accounting estimates and judgements
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expense, assets and liabilities. The significant estimates and judgements made by management were consistent with those applied to the consolidated financial statements for the year ended 31 December

2007.

3 Segment reporting
For management purposes the Group is currently organised into three operating divisions - Specialty Products, Surfactants and Chromium. Principal activities are as follows:

Specialty Products - production of rheological additives, compounded products and colourants.
Surfactants - production of surface active ingredients.
Chromium - production of chromium chemicals.

	Six months ended 30 June 2008			Six months ended 30 June 2007		
	Gross £million	**Inter-segment £million**	**External £million**	Gross £million	Inter-segment £million	External £million
Revenue from continuing operations						
Specialty Products	**81.5**	**-**	**81.5**	74.2	(0.1)	74.1
Surfactants	**25.6**	**-**	**25.6**	24.5	-	24.5
Chromium	**79.8**	**-**	**79.8**	57.2	(2.8)	54.4
	186.9	**-**	**186.9**	155.9	(2.9)	153.0

All revenues relate to the sale of goods

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million
Result from continuing operations		
Specialty Products	**16.6**	15.3
Surfactants	**0.5**	0.5
Chromium	**13.9**	7.5
Central costs	**(2.7)**	(3.2)
	28.3	20.1
Finance income	**0.5**	1.2
Finance costs	**(2.0)**	(4.1)
Profit before tax	**26.8**	17.2

	Year ended 31 December 2007 Revenue from continuing operations		
	Gross £million	Inter-segment £million	External £million
Specialty Products	141.6	(0.2)	141.4
Surfactants	46.3	(0.1)	46.2
Chromium	115.9	(3.7)	112.2

Central costs	-	-	-
	303.8	(4.0)	299.8
Finance income			
Finance costs			
Profit before tax			

(continued from table above)

	Year ended 31 December 2007 Result from continuing operations		
	Before exceptional items £million	Exceptional items £million	After exceptional items £million
Specialty Products	28.8	0.5	29.3
Surfactants	0.9	0.5	1.4
Chromium	14.2	0.8	15.0
Central costs	(5.8)	0.6	(5.2)
	38.1	2.4	40.5
Finance income	2.7	-	2.7
Finance costs	(7.0)	-	(7.0)
Profit before tax	33.8	2.4	36.2

4 Finance income

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Continuing operations			
Interest on bank deposits	**0.5**	0.1	0.4
Pension and other post-retirement liabilities			
Expected return on pension scheme assets	**14.3**	11.4	26.2
Interest on pension scheme liabilities	**(14.3)**	(10.3)	(23.9)
	0.0	1.1	2.3
	0.5	1.2	2.7

5 Finance costs

2008	2007	2007

Continuing operations	**Six months ended 30 June £million**	Six months ended 30 June £ million	Year ended 31 December £million
Interest on bank loans	**1.6**	3.7	6.4
Unwind of discount on provisions	**0.4**	0.4	0.6
	2.0	4.1	7.0

6 Exceptional items

Continuing operations	**2008 Six months ended 30 June £ million**	2007 Six months ended 30 June £ million	2007 Year ended 31 December £ million
Curtailment gains and past service credits on pension schemes	-	-	1.3
Release of prior year restructuring provision	-	-	1.1
	-	-	2.4
Tax charge on exceptional items	-	-	(0.7)
	-	-	1.7

Exceptional items are those which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

7 Discontinued operation

On 31 August 2007, the Group sold its Pigments division. The results of this business were reported within discontinued operations in the consolidated income statement for the six months ended 30 June 2007 and the twelve months ended 31 December 2007, which included a profit on disposal of £16.3 million disclosed within exceptional items. In the Interim Report 2007 the division was classified as a disposal group held for sale and therefore presented separately in the consolidated balance sheet. The figures below for the eight months ended 31 August 2007 have been extracted from the disposal of business and exceptional items notes from the consolidated financial statements for the year ended 31 December 2007. There are no discontinued operations in the current period.

Income statement:	2007 Unaudited six months ended 30 June £ million	2007 Eight months ended 31 August £ million
Revenue	44.7	59.7
Cost of sales	(34.3)	(45.3)

Gross profit	10.4	14.4
Distribution costs	(4.5)	(5.5)
Administrative expenses	(3.2)	(4.6)
Operating profit before exceptional items	2.7	4.3
Exceptional items	-	17.0
Finance costs	(0.3)	(0.5)
Profit before tax	2.4	20.8
Tax	(0.1)	(6.4)
Post tax profit for the period from discontinued operation	2.3	14.4

The major classes of assets and liabilities of the Pigments division classified as held for sale at 30 June 2007 were:

	2007 Unaudited 30 June £ million
Goodwill and other intangible assets	2.4
Property, plant and equipment	24.4
Investments	0.5
Inventories	18.5
Trade and other receivables	19.1
Total assets classified as held for sale	64.9
Trade and other payables	(10.8)
Provisions	(3.7)
Total liabilities associated with assets classified as held for sale	(14.5)

8 Tax

The tax charge on profit from continuing operations of £3.7 million (2007: £0.9 million) is based on an estimated effective tax rate on profit before exceptional items for the year to 31 December 2008 of 13.8 per cent (2007: 5.0 per cent). The rate is lower than the standard UK corporation tax rate primarily because the group benetfits from certain tax credits in the US and from the availabilty of losses in the UK. The tax charge on profit from the discontinued operation in 2007 was £0.1 million. The tax rate has increased over the comparable period for 2007 because full provision for deferred taxation now exists within the US sub-group following the disposal of the Pigments division in August 2007.

9 Earnings per share

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Earnings for the purposes of basic earnings per share	**23.1**	18.6	48.0

Exceptional items net of tax	-	-	(12.4)
Adjusted earnings	**23.1**	18.6	35.6
	Number(m)	**Number(m)**	**Number(m)**
Weighted average number of shares for the purposes of basic earnings per share	**441.8**	442.9	441.9
Effect of dilutive share options	**1.1**	3.3	3.3
Weighted average number of shares for the purposes of diluted earnings per share	**442.9**	446.2	445.2

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Profit for the period attributable to equity holders of the parent	**23.1**	18.6	48.0
Profit for the period from discontinued operations	-	(2.3)	(14.4)
Profit from continuing operations	**23.1**	16.3	33.6
Exceptional items from continuing operations before minority interests	-	-	(1.6)
Adjusted earnings from continuing operations	**23.1**	16.3	32.0

	2008 Six months ended 30 June pence	2007 Six months ended 30 June pence	2007 Year ended 31 December pence
Earnings per share:			
From continuing and discontinuing operations:			
Basic	**5.2**	4.2	10.9
Diluted	**5.2**	4.2	10.8
Basic before exceptional items	**5.2**	4.2	8.1
Diluted before exceptional items	**5.2**	4.2	8.0
From continuing operations:			
Basic	**5.2**	3.7	7.6
Diluted	**5.2**	3.7	7.5
Basic before exceptional items	**5.2**	3.7	7.2

Diluted before exceptional items	**5.2**	3.7	7.2

10 Dividends

The following dividends were declared and paid by the Group:

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Dividends paid on ordinary shares	**6.2**	5.3	11.1

An interim dividend of 1.5 pence per share (2007: 1.3 pence) has been approved and will be paid on 10 October 2008 to shareholders on the register at 12 September.

11 Movement in net borrowings

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Change in net borrowings resulting from cash flows			
Increase/(decrease) in cash and cash equivalents	**48.6**	3.1	(6.0)
(Increase)/decrease in borrowings	**(50.7)**	9.9	82.5
	(2.1)	13.0	76.5
Disposal of business	**-**	-	5.6
Currency translation differences	**0.5**	1.9	2.3
(Increase)/decrease in net borrowings	**(1.6)**	14.9	84.4
Net borrowings at beginning of period	**(16.2)**	(100.6)	(100.6)
Net borrowings at end of period	**(17.8)**	(85.7)	(16.2)

The most significant factor in the increase of both cash and cash equivalents and borrowings was the draw down of borrowings into cash prior to the period end that was required to finance the acquisition of Deuchem Co., Ltd. on July 1, 2008.

12 Changes in equity

	2008 Six months ended 30 June £million	2007 Six months ended 30 June £million	2007 Year ended 31 December £million
Total recognised income and expense for the period	**24.8**	14.8	41.8
Purchase of own shares	**(2.0)**	(0.6)	(2.6)
Issue of shares	**0.5**	1.6	1.8

Share based payments	**0.4**	0.5	0.9
Disposal of business	**-**	-	(0.2)
Dividends paid	**(6.2)**	(5.3)	(11.1)
Net increase in equity attributable to the parent	**17.5**	11.0	30.6
At beginning of period	**229.9**	199.3	199.3
At end of period	**247.4**	210.3	229.9

13 Post Balance Sheet

On July 1, 2008 the Group acquired 100% of the share capital of Deuchem Co., Ltd., a specialty chemicals company based in Taiwan, for a cash consideration of £38 million and assumed debt of £4 million. Acquisition costs are estimated at £1 million. An assessment of the fair value of the assets and liabilities is being performed and will form the basis of the valuation to be included in the year end accounts.

The Group also entered into a joint venture in July 2008 with Anji County Yu Hong Clay Chemicals Co., Ltd. ("Yu Hong"), a company incorporated in the People's Republic of China ("PRC"). The Group's holding in the joint venture, which operates an organoclay facility in PRC, is 80 per cent; Yu Hong holds a 20 per cent stake. The cash consideration paid was £2.6 million.

14 Contingent Liabilities

In May 2008, Elementis received a request for information in connection with an EU Commission competition law investigation relating to certain heat stabiliser products. As far as the directors are aware, the Company and its affiliates no longer manufacture products for use as heat stabiliser products that are the subject of the Commission's investigation and have not done so since 1998, when the Company disposed of its 50% joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50% shareholder in the joint venture. Elementis is co-operating fully with the Commission's investigation. It is possible that the Company may incur liabilities and related costs as a result of the investigation, the extent of which, if any, cannot be quantified now.

END

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 11, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5524Y	July 8, 2008

SUPPL



SEC File No. 82-34751



Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>
07/08/2008 05:56 AM

To eleanor.besserman@elementis.com
cc
bcc
Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Appointment of non-executive director

RNS Number : 5524Y
Elementis PLC
08 July 2008

Elementis plc

8 July 2008

Appointment of Non-Executive Director

Elementis plc, the global specialty chemicals company, today announces the appointment of Andrew Christie as a Non-Executive Director of the Company. The appointment is effective from 11 August 2008.

Mr Christie brings the benefit of 25 years of investment banking and international corporate finance experience to Elementis. He was, until recently,
a Managing Director in the UK Investment Banking Group at Credit Suisse. In his
prior role at Credit
Suisse First Boston, he was Head of Investment Banking, Asia Pacific, in Hong Kong and, before that, held the same position with Barclays de Zoete Wedd. Mr Christie is also a non-executive director of Ark Therapeutics Group plc and holds an MBA and a
Bachelor of Science degree in engineering.

Bob Beeston, Chairman of Elementis, said: 'Andrew brings a wealth of experience
to the Board both as a successful investment banker and from having extensive experience of doing business in the Asia Pacific region. He will be a welcome addition to the
Board, and I am delighted that he has accepted the position and look forward to
working with him'.

The Company confirms that there are no other matters requiring disclosure in relation to listing rule 9.6.13.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

END